UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-13-60

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

Great Plains Energy Services Incorporated

(Exact Name of Reporting Company)

A Subsidiary Service Company

Date of Incorporation April 1, 2003	If not Incorporated, Date of Organization

State or Sovereign Power under which Incorporated or Organized: Missouri

Location of Principal Executive Office of Reporting Company: 1201 Walnut Street, Kansas City, Missouri 64106

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Lori A. Wright	Controller	1201 Walnut, Kansas City, Mo 64106

(Name)	(Title)	(Address)

Name of Principal Holding Company whose Subsidiaries are served by Reporting Company: Great Plains Energy Incorporated

INSTRUCTIONS FOR USE OF FORM U-13-60

1.	Time of Filing

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.	Number of Copies

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.	Period Covered by Report

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.	Report Format

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.	Money Amounts Displayed

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (§210.3-01(b)).

6.	Deficits Displayed

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, §210.3-01(c)).

7.	Major Amendments or Corrections

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.	Definitions

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically with this Form U-13-60.

9.	Organizational Chart

The service company shall summit with each annual report a copy of its current organization chart.

10.	Methods of Allocation

The service company shall summit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.	Annual Statement of Compensation for Use of Capital Billed

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12.	Collection of Information

The information requested by this form is being collected because rules 93 and 94 of the Public Utility Holding Company Act of 1935 (“Act”) require it. The Commission uses this information to determine the existence of detriments to interests the Act is designed to protect. The Commission estimates that it will take each respondent thirteen and one-half (13.5) hours to respond to this collection of information. A response to this form is mandatory. Without approval by the Commission, holding companies would be in violation of the Act. The information on this form will not be kept confidential. An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

	Schedule or	Page
Description of Schedules and Accounts	Account Number	Number

Comparative Balance Sheet	Schedule I	6-7

Service Company Property	Schedule II	8

Accumulated Provision for Depreciation and

Amortization of Service Company Property	Schedule III	9

Investments	Schedule IV	10

Accounts Receivable from Associate Companies	Schedule V	11

Fuel Stock Expense Undistributed	Schedule VI	12

Stores Expense Undistributed	Schedule VII	12

Miscellaneous Current and Accrued Assets	Schedule VIII	13

Miscellaneous Deferred Debits	Schedule IX	13

Research, Development or Demonstration Expenditures	Schedule X	14

Proprietary Capital	Schedule XI	15

Long-Term Debt	Schedule XII	16

Current and Accrued Liabilities	Schedule XIII	17

Notes to Financial Statements	Schedule XIV	18-20

Comparative Income Statement	Schedule XV	21-22

Analysis of Billing - Associate Companies	Account 457	23

Analysis of Billing - Nonassociate Companies	Account 458	24

Analysis of Charges for Service - Associate and

Nonassociate Companies	Schedule XVI	25

Schedule of Expense by Department or

Service Function	Schedule XVII	26

Departmental Analysis of Salaries	Account 920	27

Outside Services Employed	Account 923	28-29

Employee Pensions and Benefits	Account 926	30

General Advertising Expenses	Account 930.1	31

Miscellaneous General Expenses	Account 930.2	32

Rents	Account 931	33

Taxes Other Than Income Taxes	Account 408	34

Donations	Account 426.1	35

Other Deductions	Account 426.5	36

Notes to Statement of Income	Schedule XVIII	37

Organization Chart	Attachment	38

Methods of Allocation	Attachment	39-40

Annual Statement of Compensation for Use of Capital Billed	Attachment	41

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
Schedule I - Comparative Balance Sheet (In Thousands)
Give balance sheet of the Company as of December 31 of the current and prior year.
Account	Assets and Other Debits	As of December 31

		2004	2003
	Service Company Property
101	Service company property (Schedule II)	$1,634	$-
107	Construction work in progress (Schedule II)	1,342	203

	Total Property	2,976	203

108	Less accumulated provision for depreciation and amortization of
	service company property (Schedule III)	(13)	-

	Net Service Company Property	2,963	203

123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	-	-

	Total Investments	-	-

	Current and Accrued Assets
131	Cash	(1,206)	(200)
134	Special deposits	-	-
135	Working funds	-	-
136	Temporary cash investments (Schedule IV)	1,206	200
141	Notes receivable	-	-
143	Accounts receivable	209	181
144	Accumulated provision for uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	10,913	12,737
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	196	370
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-

	Total Current and Accrued Assets	11,318	13,288

	Deferred Debits
181	Unamortized debt expense	-	-
184	Clearing accounts	35	-
186	Miscellaneous deferred debits (Schedule IX)	4,812	2,669
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	-	-

	Total Deferred Debits	4,847	2,669

	TOTAL ASSETS AND OTHER DEBITS	$19,128	$16,160

6
Account	Liabilities and Proprietary Capital	As of December 31

		2004	2003
	Proprietary Capital
201	Common stock issued (Schedule XI)	$10	$10
211	Miscellaneous paid-in-capital (Schedule XI)	-	-
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
219	Accumulated other comprehensive income (loss) (Schedule XI)	(2,088)	(1,884)

	Total Proprietary Capital	(2,078)	(1,874)

	Long-Term Debt
223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt - debit	-	-

	Total Long-Term Debt	-	-

	Other Noncurrent Liabilities
228.2	Accumulated provision for injuries and damages	39	163
228.3	Accumulated provision for pensions and post retirement benefits	5,314	5,054

	Total Other Noncurrent Liabilities	5,353	5,217

	Current and Accrued Liabilities
231	Notes payable	-	-
232	Accounts payable	9,863	12,075
233	Notes payable to associate companies (Schedule XIII)	-	-
234	Account payable to associate companies (Schedule XIII)	6,732	308
236	Taxes accrued	(1,752)	(173)
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	339	375
242	Miscellaneous current and accrued liabilities (Schedule XIII)	1,892	1,773

	Total Current and Accrued Liabilities	17,074	14,358

	Deferred Credits
253	Other deferred credits	421	235
255	Accumulated deferred investment tax credits	-	-

	Total Deferred Credits	421	235

	Accumulated Deferred Income Taxes
282	Accumulated deferred income taxes - other property	-	-
283	Accumulated deferred income taxes - other	(1,642)	(1,776)

	Total Accumulated Deferred Income Taxes	(1,642)	(1,776)

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$19,128	$16,160

7

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Schedule II - Service Company Property (In Thousands)
Description		Balance at Beginning of Year	Additions	Retirement or Sales	Other Changes (1)	Balance at Close of Year

Service Company Property
Account
301	Organization	$-	$-	$-	$-	$-
303	Miscellaneous intangible plant	-	-	-	-	-
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	-	-	-	-
306	Leasehold improvements	-	-	-	-	-
307	Equipment (2)	-	-	-	-	-
308	Office furniture and equipment	-	1,613	-	-	1,613
309	Automobiles, other vehicles and
	related garage equipment	-	21	-	-	21
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property (3)	-	-	-	-	-

	SUB-TOTAL	-	1,634	-	-	1,634
107	Construction work in progress (4)	203	1,139	-	-	1,342

	TOTAL	$203	$2,773	$-	$-	$2,976

	(1) Provide an explanation of those changes considered material: N/A
	(2) Subacccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of year: N/A
	(3) Describe other service company property: N/A
	(4) Describe construction work in progress: Computer equipment and software

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Schedule III - Accumulated Provision for Depreciation and Amortization of Service Company Property (In Thousands)
Description		Balance at Beginning of Year	Additions Charged to Account 403	Retirements	Other Changes Add (Deduct)(1)	Balance at Close of Year

Account
301	Organization	$-	$-	$-	$-	$-
303	Miscellaneous intangible plant	-	-	-	-	-
304	Land and land rights	-	-	-	-	-
305	Structures and improvements	-	-	-	-	-
306	Leasehold improvements	-	-	-	-	-
307	Equipment	-	-	-	-	-
308	Office furniture and equipment	-	(12)	-	-	(12)
309	Automobiles, other vehicles
	and related garage equipment	-	(1)	-	-	(1)
310	Aircraft and airport equipment	-	-	-	-	-
311	Other service company property	-	-	-	-	-

	TOTAL	$-	$(13)	$-	$-	$(13)

(1) Provide an explanation of those changes considered material: N/A

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Schedule IV - Investments (In Thousands)

Instructions:

Complete the following schedule concerning investments.

Under Account 124 "Other Investments" state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.
Description		Balance at Beginning of Year	Balance at Close of Year

Account
123	Investment in associate companies	$-	$-
124	Other investments	-	-
136	Temporary cash investments
	AIM Government & Agency Portfolio	200	1,206

	TOTAL	$200	$1,206

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Schedule V - Accounts Receivable from Associate Companies (In Thousands)

Instructions:

Complete the following schedule listing accounts receivable from each associate company.
Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Description	Balance at Beginning of Year	Balance at Close of Year

Account
146 Accounts Receivable from Associate Companies
Great Plains Energy Incorporated	$778	$(13)
Great Plains Power Incorporated	118	178
Home Service Solutions Inc.	560	105
Innovative Energy Consultants Inc.	19	99
Kansas City Power & Light Company	10,328	9,031
KLT Inc. (including Strategic Energy, L.L.C.)	873	1,437
Worry Free Service, Inc.	61	76

TOTAL	$12,737	$10,913

Analysis of Convenience or Accommodation Payments:
Total Payments (1)

Kansas City Power & Light Company	$3,679

$3,679

(1) Convenience payments relate to security and facilities maintenance.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Schedule VI - Fuel Stock Expenses Undistributed (In Thousands)

Instructions:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

Description		Labor	Expenses	Total

Account 152	Fuel stock expenses undistributed	$-	$-	$-

	TOTAL	$-	$-	$-

Summary:

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Schedule VII - Stores Expense Undistributed (In Thousands)
Instructions: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
Description		Labor	Expenses	Total

Account 163	Stores expense undistributed	$-	$-	$-

	TOTAL	$-	$-	$-

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Schedule VIII - Miscellaneous Current and Accrued Assets (In Thousands)
Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
Description		Balance at Beginning of Year	Balance at Close of Year

Account 174	Miscellaneous current and accrued assets	$-	$-

	TOTAL	$-	$-

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Schedule IX - Miscellaneous Deferred Debits (In Thousands)
Instructions: Provide detail of items in this account. Items less than $10,000 may be grouped by class by showing the number of items in each group.
Description	Balance at Beginning of Year	Balance at Close of Year

Account 186 Miscellaneous deferred debits
Prepaid pension costs	$1,255	$3,354
Prepaid supplemental executive retirement program	104	-
Prepaid postretirement health	429	434
Intangible pension asset	881	1,024

TOTAL	$2,669	$4,812

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Schedule X - Research, Development or Demonstration Expenditures (In Thousands)
Instructions: Provide a description of each material research, development or demonstration project which incurred costs by the service corporation during the year.
Description		Amount

Account 188	Research, development or demonstration expenditures	$-

	TOTAL	$-

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Schedule XI - Proprietary Capital (In Thousands)
		Number of	Par or Stated	Outstanding Close of Period

Account Number	Class of Stock	Shares Authorized	Value Per Share	No. of Shares	Total Amount

201	Common stock issued	100	$-	1	$10

Instructions: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.
Description		Amount

Account 211	Miscellaneous paid-in-capital	$-
Account 215	Appropriated retained earnings	-

	TOTAL	$-

Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the useof capital owed or net loss remaining from servicing nonassociates per the General Instructions of the
Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentages, amount of dividend, date declared and date paid.

Description		Balance at Beginning of Year	Net Income or (Loss)	Dividends Paid	Balance at Close of Year

Account 216	Unappropriated retained earnings	$-	-	-	$-

	TOTAL	$-	-	-	$-

Description	Balance at Beginning of Year	Balance at Close of Year

Account 219 Accumulated other comprehensive
income (loss) (1)	$(1,884)	$(2,088)

	$(1,884)	$(2,088)

(1) Relates to a minimum pension liability adjustment of $4.4 million which was partially offset by a charge to accumulated other comprehensive income (loss) of ($3.4 million) or ($2.1 million) net of tax.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Schedule XII - Long-Term Debt (In Thousands)

Instructions:

Advances from associate companies should be reported separately for advances on notes, and advances on open accounts. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224-Other long-term debt provide the name of the creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Name of Creditor	Terms of Obligation Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Authorized	Balance at Beginning of Year	Additions	Deductions(1)	Balance at Close of Year

Account 223 Advances from associate
companies					$-	$-	$-	$-
Account 224
Other long-term
debt					-	-	-	-

TOTAL					$-	$-	$-	$-

(1) Give an explanation of deductions: N/A

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Schedule XIII - Current and Accrued Liabilities
(In Thousands)
Instructions:
Provide the balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
		Balance at	Balance at
Description		Beginning of Year	Close of Year

Account 233	Notes payable to associate companies	$-	$-

Account 234	Accounts payable to associate companies
	Great Plains Energy Incorporated	$308	$6,729
	KLT Inc.	-	3

	TOTAL	$308	$6,732

Account 242	Miscellaneous current and accrued liabilities
	Accrued vacation	$1,772	$1,648
	Deferred compensation	1	244

	TOTAL	$1,773	$1,892

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2004

Schedule XIV – Notes to Financial Statements

Instructions:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

Note 1 – Summary of Significant Accounting Policies

Organization

Great Plains Energy Services Incorporated (GPES) is a wholly-owned subsidiary of Great Plains Energy Incorporated (GPE or Company), a public utility holding company registered with and subject to the regulation of the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, as amended (35 Act). GPES was formed in April 2003 as a service company under the 35 Act to provide support and administrative services to GPE and certain of its subsidiaries.

Nature of Operations

GPES provides services at cost. Costs are ultimately assigned to GPE or one of its subsidiaries based on allocations or cost assignments developed to reflect the actual cost as closely as practical and to prevent the subsidization of any company. The charges for services include no compensation for the use of equity capital.

Basis of Presentation

GPES follows the Uniform System of Accounts prescribed for public utilities by the Federal Energy Regulatory Commission modified to include certain service company accounts in accordance with SEC guidance. GPES’ financial statements are prepared in conformity with U.S. generally accepted accounting principles.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less.

Property and Depreciation

Property consists primarily of computer equipment and is recorded at historical cost. Depreciation is recorded on a straight-line method over the estimated economic life of the related asset.

Income Taxes

GPE and its subsidiaries file consolidated federal and combined or separate state income tax returns. Deferred income taxes are recorded using statutory tax rates to reflect the effect of temporary differences between financial reporting and tax purposes.

Note 2 – Common Stock

GPES is authorized to issue 100 shares of no par common stock. GPE holds all of the outstanding GPES common stock. At December 31, 2004, GPES had one share of common stock outstanding.

Note 3 – Related Party Transactions

GPES has entered into service agreements with GPE and its subsidiaries to provide services at cost. At December 31, 2004, GPES’ associates include:

•	Great Plains Energy Incorporated
•	Kansas City Power & Light Company
•	Home Service Solutions Inc.
•	Worry Free Service, Inc. (Sold in February 2005)
•	Innovative Energy Consultants Inc.
•	Great Plains Power Incorporated
•	KLT Inc. (Including Strategic Energy, L.L.C.)

At December 31, 2004 and 2003, associate company receivables were $10.9 million and $12.7 million, respectively, and associate company payables were $6.7 million and $0.3 million, respectively. The increase in associate company payables is primarily due to borrowings related to the funding of GPES benefit plans that will be billed when expensed.

GPES has an agreement with Kansas City Power & Light (KCP&L), whereby KCP&L provides GPES with certain facility services to be used for internal administrative and general purposes. The services include use of office space, office equipment and furniture, vehicles and software. Charges for the services were $5.7 million and $4.9 million for 2004 and 2003, respectively.

Note 4 – Pension Plans and Other Employee Benefits

GPE’s defined benefit pension plans cover substantially all employees of GPES, including officers. Benefits under these plans reflect the employees’ compensation, years of service and age at retirement. The funding policy for the pension plans is to contribute amounts sufficient to meet the minimum funding requirements under the Employee Retirement Income Security Act of 1974 plus additional amounts as considered appropriate.

Pension contributions and expenses are allocated to GPES based on the labor costs of the plan participants. GPES’ share of pension costs for 2004 and 2003 were $5.5 million and $2.0 million, respectively, and GPES' share of contributions in 2004 and 2003 were $6.3 million and $1.9 million, respectively.

The key assumptions used in developing pension expense for 2004 were a 6.0% discount rate, a 9.0% expected return on plan assets and a 3.3% compensation rate increase. Prior year assumptions varied slightly with a 6.75% discount rate and a 4.1% compensation rate increase while the expected return on plan assets remained unchanged.

Primarily as a result of lower discount rates and historical losses in the market value of plan assets, GPES recorded an additional minimum pension liability offset by an intangible asset and OCI. The additional minimum pension liability is allocated based on each plan’s funded status. The amounts recognized on GPES’ balance sheet related to the minimum pension liability are detailed in the following table.

	2004	2003
	(In Millions)
Additional minimum pension liability	$4.4	$4.0
Intangible asset	1.0	0.9
Deferred taxes	1.3	1.2
OCI, net of tax	2.1	1.9

In addition to providing pension benefits, GPE provides certain postretirement health care and life insurance benefits for substantially all retired employees. The cost of postretirement health care and life insurance benefits are accrued during an employee’s years of service. The Company funds the portion of net periodic postretirement benefit costs that are tax deductible. For postretirement health care plans, contributions and expenses are allocated to GPES based on the number of plan participants. GPES’ share of postretirement expenses in 2004 and 2003 was approximately $1.6 million and $1.3 million, respectively.

Note 5 – Equity Compensation

GPE provides a Long-Term Incentive Plan to officers and other employees of GPES. The Long-Term Incentive Plan permits the grant of restricted stock, stock options, limited stock appreciation rights and performance shares. Under this plan, GPES recognized compensation expense of $0.7 million and $1.5 million for 2004 and 2003, respectively.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Schedule XV - Statement of Income
(In Thousands)
		Current	Prior
Account	Description	Year	Year (1)

	Income
457	Services rendered to associate companies	$77,588	$53,983
458	Services rendered to nonassociate companies	-	-

	TOTAL INCOME	77,588	53,983

	Expense
506	Miscellaneous steam power operations	1,287	1,053
507	Steam power operations-rents	115	232
546	Production turbine operations	10	16
557	Production other expenses	595	399
560	Transmission operations supervision & engineering	1	-
566	Transmission operations miscellaneous expense	77	77
567	Transmission operations-rents	283	229
580	Distribution operations	1	1
583	Distribution operations-overhead lines	-	10
586	Distribution operations-meter expenses	1	-
587	Distribution operations-customer installations	6	4
588	Distribution maintenance miscellaneous expense	1,734	1,206
589	Distribution operations-rents	621	752
591	Distribution maintenance-structures	241	175
598	Distribution maintenance-miscellaneous	12	-
901	Customer accounts-supervision	36	27
902	Meter reading expense	45	50
903	Customer records and collection expense	1,303	1,343
908	Customer assistance expense	69	47
912	Sales expense	2	3
920	Salaries and wages	25,187	18,635
921	Office supplies and expenses	5,686	3,454
922	Administrative expense transferred - credit	5,682	4,933
923	Outside services employed	10,766	3,307
924	Property insurance	51	-
925	Injuries and damages	1,310	812
926	Employee pensions and benefits	12,195	8,845
928	Regulatory commission expense	93	59
930.1	General advertising expense	216	238
930.2	Miscellaneous general expense	2,497	1,572
931	Rents	2,354	2,319
932	Maintenance of structures and equipment	1,879	1,634
933	Transportation expense	53	52
403	Depreciation and amortization expense	12	-

408	Taxes other than income taxes	2,122	1,450
409	Income taxes	(231)	(166)
410	Provision for deferred income taxes	-	-
411	Provision for deferred income taxes - credit	231	166
411.5	Investment tax credit	-	-
417.1	Nonutility operations	101	118
419	Interest and dividend income	(24)	(7)
426.1	Donations	223	289
426.3	Penalties	1	-
426.4	Civic and political lobbying	634	596
426.5	Other deductions	34	32
427	Interest on long-term debt	-	-
430	Interest on debt to associate companies	44	14
431	Other interest expense	33	7

	TOTAL EXPENSE	77,588	53,983

	NET INCOME OR (LOSS)	$-	$-

	(1) Prior year information reflects results beginning April 2003 when Great Plains Energy Services Inc. was formed.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Analysis of Billing Associate Companies - Account 457
(In Thousands)
	Direct Costs	Indirect Costs	Compensation	Total
Name of Associate Company	Charged	Charged	For Use of Capital	Amount Billed
	457-1	457-2	457-3

Kansas City Power & Light Company	$38,241	$23,609	$-	$61,850
Home Service Solutions Inc.	200	281	-	481
Worry Free Service, Inc.	157	236	-	393
Innovative Energy Consultants Inc.	249	47	-	296
Great Plains Power Incorporated	299	646	-	945
Great Plains Energy Incorporated	5,556	1,959	-	7,515
KLT Inc.(including Strategic Energy, L.L.C.)	3,666	2,442	-	6,108

TOTAL	$48,368	$29,220	$-	$77,588

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Analysis of Billing Nonassociate Companies - Account 458
(In Thousands)
Instructions:
Provide a brief description of the services rendered to each nonassociate company:
	Direct Costs	Indirect Costs	Compensation	Total	Excess or	Total
Name of Nonassociate Company	Charged	Charged	For Use of Capital	Cost	Deficiency	Amount Billed
	458-1	458-2	458-3		458-4

None

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Schedule XVI - Analysis of Charges for Service Associate and Nonassociate Companies
(In Thousands)
Instructions:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
		Associate Company Charges			Nonassociate Company Charges			Total Charges for Services

		Direct	Indirect		Direct	Indirect		Direct	Indirect
Account	Description of Items	Cost	Cost	Total	Cost	Cost	Total	Cost	Cost	Total

506	Miscellaneous steam power operations	$1,287	$-	$1,287	$-	$-	$-	$1,287	$-	$1,287
507	Steam power operations-rents	115	-	115	-	-	-	115	-	115
546	Production turbine operations	10	-	10	-	-	-	10	-	10
557	Production other expenses	595	-	595	-	-	-	595	-	595
560	Transmission operations supervision & engnr.	1	-	1	-	-	-	1	-	1
566	Transmission operations misc. expense	77	-	77	-	-	-	77	-	77
567	Transmission operations-rents	283	-	283	-	-	-	283	-	283
580	Distribution operations	1	-	1	-	-	-	1	-	1
586	Distribution operations-meter expenses	1	-	1	-	-	-	1	-	1
587	Distribution operations-customer installation	6	-	6		-	-	6	-	6
588	Distribution maintenance miscellaneous exp	1,734	-	1,734		-	-	1,734	-	1,734
589	Distribution operations-rents	621	-	621	-	-	-	621	-	621
591	Distribution maintenance-structures	241	-	241	-	-	-	241	-	241
598	Distribution maintenance-miscellaneous	12	-	12	-	-	-	12	-	12
901	Customer accounts-supervision	36	-	36	-	-	-	36	-	36
902	Meter reading expense	45	-	45	-	-	-	45	-	45
903	Customer records and collection expense	1,303	-	1,303	-	-	-	1,303	-	1,303
908	Customer assistence expense	69	-	69	-	-	-	69	-	69
912	Sales expense	2	-	2	-	-	-	2	-	2
920	Salaries & wages	12,651	12,536	25,187	-	-	-	12,651	12,536	25,187
921	Office supplies & expenses	2,131	3,555	5,686	-	-	-	2,131	3,555	5,686
922	Administrative exp transferred-credit	1,508	4,174	5,682	-	-	-	1,508	4,174	5,682
923	Outside services employed	10,033	733	10,766	-	-	-	10,033	733	10,766
924	Property insurance	50	1	51	-	-	-	50	1	51
925	Injuries and damages	1,174	136	1,310	-	-	-	1,174	136	1,310
926	Employee pensions & benefits	9,157	3,038	12,195	-	-	-	9,157	3,038	12,195
928	Regulatory commission expense	93	-	93	-	-	-	93	-	93
930.1	General advertising expenses	194	22	216	-	-	-	194	22	216
930.2	Miscellaneous general expenses	1,951	546	2,497	-	-	-	1,951	546	2,497
931	Rents	530	1,824	2,354	-	-	-	530	1,824	2,354
932	Maintenance of structures and equipment	1,389	490	1,879	-	-	-	1,389	490	1,879
933	Transportation expense	27	26	53	-	-	-	27	26	53
403	Depreciation & amortization expense	-	12	12	-	-	-	-	12	12
408	Taxes other than income tax	127	1,995	2,122	-	-	-	127	1,995	2,122
409	Income tax	(231)	-	(231)	-	-	-	(231)	-	(231)
410	Provision for deferred income tax	-	-	-	-	-	-	-	-	-
411	Provison for deferred income taxes-credit	231	-	231	-	-	-	231	-	231
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
417.1	Nonutility operations	100	1	101	-	-	-	100	1	101
419	Interest and dividend income	(24)	-	(24)	-	-	-	(24)	-	(24)
426.1	Donations	208	15	223	-	-	-	208	15	223
426.3	Penalties	-	1	1	-	-	-	-	1	1
426.4	Civic and political lobbying	602	32	634	-	-	-	602	32	634
426.5	Other deductions	28	6	34	-	-	-	28	6	34
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
430	Interest on debt to associated companies	-	44	44	-	-	-	-	44	44
431	Other interest expense	-	33	33	-	-	-	-	33	33

	TOTAL EXPENSE	48,368	29,220	77,588	-	-	-	48,368	29,220	77,588
	Compensation for Use of Equity Capital
430	Interest on debt to associate companies	-	-	-	-	-	-	-	-	-

	TOTAL COST OF SERVICE	$48,368	$29,220	$77,588	$-	$-	$-	$48,368	$29,220	$77,588

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Schedule XVII - Schedule of Expense Distribution by Department or Service Function
(In Thousands)
Instructions:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System:
Uniform System of Accounts).
			Administration	Corp Secretary
Account	Description of Items	Total	and	and	Legal	Human	Public			Information	Client
		Amount	Development	Compliance	Services	Resources	Affairs	Finance	Accounting	Technology	Services	General

506	Miscellaneous steam power operations	$1,287	$-	$1,223	$-	$-	$-	$-	$-	$57	$-	$7
507	Steam power operations-rents	115	-	-	-	-	-	-	-	115	-	-
546	Production turbine operations	10	9	-	-	-	-	-	-	-	-	1
557	Production other expenses	595	290	7	-	5	-	-	-	215	-	78
560	Transmission operations supervision & engnr.	1	-	-	-	-	-	-	-	1	-	-
566	Transmission operations miscellaneous expense	77	23	-	4	-	-	-	-	39	2	9
567	Transmission operations-rents	283	-	-	-	-	-	-	-	283	-	-
580	Distribution operations	1	-	-	-	-	-	-	-	-	-	1
583	Distribution operations-overhead lines -	-	-	-	-	-	-	-	-	-	-	-
586	Distribution operations-meter expense	1	-	-	-	-	-	-	-	1	-	-
587	Distribution operations-customer installations	6	-	-	-	-	-	-	-	6	-	-
588	Distribution maintenance miscellaneous expense	1,734	50	682	17	10	-	-	2	800	62	111
589	Distribution operations-rents	621	-	-	-	-	-	-	-	621	-	-
591	Distribution maintenance-structures	241	-	-	-	-	-	-	-	-	234	7
598	Distribution maintenance-miscellaneous	12	-	-	-	-	-	-	-	12	-	-
901	Customer accounts-supervision	36	-	-	-	-	-	-	28	3	-	5
902	Meter reading expense	45	-	-	-	-	-	-	-	38	-	7
903	Customer records and collection expense	1,303	-	-	31	-	-	83	71	974	-	144
908	Customer assistance expense	69	-	-	-	68	-	-	-	-	-	1
912	Sales expense	2	-	-	2	-	-	-	-	-	-	-
920	Salaries and wages	25,187	2,893	1,687	948	1,524	685	1,485	2,986	4,715	769	7,495
921	Office supplies and expenses	5,686	820	669	159	1,022	79	(105)	255	1,084	823	880
922	Administrative expense transferred - credit	5,682	-	-	-	-	-	-	-	-	3,323	2,359
923	Outside services employed	10,766	5,461	1,130	68	469	29	155	272	270	50	2,862
924	Property insurance	51	-	-	-	-	-	-	-	-	-	51
925	Injuries and damages	1,310	-	-	3	372	-	-	-	-	-	935
926	Employee pensions and benefits	12,195	19	-	9	633	14	-	2	(4)	-	11,522
928	Regulatory commission expense	93	-	-	82	-	-	-	-	-	-	11
930.1	General advertising expense	216	8	1	-	-	174	6	-	2	-	25
930.2	Miscellaneous general expense	2,497	465	997	4	61	116	570	196	14	1	73
931	Rents	2,354	36	156	16	36	28	52	69	1,673	288	-
932	Maintenance and structures of equipment	1,879	-	-	-	-	-	-	9	73	1,749	48
933	Transportation expense	53	15	1	1	2	14	-	7	17	1	(5)
403	Depreciation and amortization expense	12	-	-	-	-	-	-	-	-	-	12
408	Taxes other than income taxes	2,122	-	-	-	-	-	-	-	-	-	2,122
409	Income taxes	(231)	-	-	-	-	-	-	-	-	-	(231)
410	Provision for deferred income taxes	-	-	-	-	-	-	-	-	-	-	-
411	Provision for deferred income taxes - credit	231	-	-	-	-	-	-	-	-	-	231
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-	-	-
417.1	Nonutility operations	101	57	22	1	-	-	-	15	-	-	6
419	Interest and dividend income	(24)	-	-	-	-	-	-	-	-	-	(24)
426.1	Donations	223	2	5	12	-	187	-	5	1	-	11
426.3	Penalties	1	-	-	-	-	-	-	-	-	-	1
426.4	Civic and political lobbying	634	-	1	3	-	577	-	2	-	-	51
426.5	Other deductions	34	3	-	1	-	24	2	-	-	-	4
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	44	-	-	-	-	-	-	-	-	-	44
431	Other interest expense	33	-	-	-	-	-	-	-	-	-	33

	TOTAL EXPENSES	$77,588	$10,151	$6,581	$1,361	$4,202	$1,927	$2,248	$3,919	$11,010	$7,302	$28,887

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Service Function Analysis of Salaries - Account 920
(In Thousands)
		Departmental Salary Expense
		Included in Amounts Billed to			Number of

Name of Department	Total	Parent	Other	Non	Personnel
Indicate each department or service function	Amount	Company	Associates	Associates	End of Year (1)

Administration & Corporate Development	$2,893	$145	$2,748	$-	30
Corporate secretary & compliance	1,687	712	975	-	26
Legal services	948	105	843	-	14
Human resources	1,524	2	1,522	-	31
Public affairs	685	175	510	-	19
Finance	1,485	358	1,127	-	23
Accounting	2,987	175	2,812	-	63
Information Systems	4,714	66	4,648	-	130
Client Services	769	3	766	-	26
General (2)	7,495	381	7,114	-	-

TOTAL	$25,187	$2,122	$23,065	$-	362

(1) Not rounded to thousands
(2) Includes payroll taxes, deferred compensation and incentive bonuses.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Outside Services Employed - Account 923
(In Thousands)
Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000 only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
		Relationship
		"A" - Associate
		"NA"- Non
From Whom Purchased	Address	Associate	Amount

Outside Service - Security
Allied-Barton Security		NA	$595

SUB-TOTAL			595

Outside Service - Auditing, Tax & Consulting
Deloitte & Touche LLP		NA	1,157
Other (2)		NA	12

SUB-TOTAL			1,169

Outside Service - Financial
ADP Investor Communication Services		NA	101
Business Wire		NA	29
Mercer Capital		NA	34
Other (6)		NA	16

SUB-TOTAL			180

Outside Service - Risk Management
Morrow Management Services, L.L.C		NA	168

SUB-TOTAL			168

Outside Service - Information Technology
BV Solutions		NA	122
Insei, Inc.		NA	162
Meta Group, Inc.		NA	40
Meta Security Group		NA	25
Modis		NA	51
Pintlar Technologies, LLC		NA	174
Other - Computer (12)		NA	102

SUB-TOTAL			676

Outside Service - Legal
Spencer, Fane, Britt & Browne	NA	149
Morgan, Lewis & Bockius LLP	NA	59
Skadden, Arps, Slate, Meagher	NA	177
Armstrong Teasdale	NA	27
Other - Legal (13)	NA	101

SUB-TOTAL		513

Outside Service - Consulting
Bridge Strategy Group	NA	3,999
Resources Connections	NA	1,478
Willamette Mgmt Associates	NA	33
Other Consulting (2)	NA	22

SUB-TOTAL		5,532

Outside Service - Human Resources
Dale Carnegie	NA	335
Gallagher Benefit Services, Inc.	NA	30
J. Howard & Associates, Inc.	NA	33
Kelly Services, Inc.	NA	96
Marshall & Iisley Trust Co.	NA	36
Mercer Human Resource Consulting	NA	65
Ned Tannebaum & Partners	NA	225
Spencer Stuart	NA	603
Strategic Talent Solutions	NA	219
Towers Perrin	NA	69
Other - Human Resources (25)	NA	184

SUB-TOTAL		1,895

Outside Services - Facility Services
P&S Janitorial Specialists	NA	26
Other - Facility Services (8)	NA	12

SUB-TOTAL		38

TOTAL		$10,766

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Employee Pensions and Benefits - Account 926
(In Thousands)
Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.
Description	Amount

Educational assistance	$118
Employee assistance	55
Dental insurance	221
Medical	3,361
Life and accident insurance	34
Long-term disability insurance	145
Other post retirement benefits	1,617
Pension plan	5,461
Savings investment plan	938
Severance pay	491
Transfer to construction	(434)
Other	188

TOTAL	$12,195

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
General Advertising Expenses - Account 930.1
(In Thousands)
Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.
Description	Name of Payee	Amount

Advertising in newspapers, bill inserts, internet, company
store logo merchandise, sponsorships of service
territory events, labor for corporate communications
and community relations.	Business Wire	$7
	Xpedx	8
	Payroll & other (14)	201

TOTAL		$216

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004 Miscellaneous General Expenses - Account 930.2 (In Thousands)

Instructions:

Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses,"
classifying such expenses according to their nature. Payments and expenses permitted by
Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. §441(b)(2)) shall be separately classified.
Description	Amount

Board of director's fees and expenses	$754
Company association dues	63
Investor relations and communications	981
Miscellaneous bond expenses	271
Other	428

TOTAL	$2,497

Note: PAC charges were $29,000 and are included in account 426.4 on the Comparative Income Statement

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Rents - Account 931
(In Thousands)
Instructions:
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.
Type of Property	Amount

Computer equipment	$1,439
Data processing equipment	553
General office equipment	317
Telecommunications equipment	45

TOTAL	$2,354

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Taxes Other Than Income Taxes - Account 408
(In Thousands)
Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U. S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.
Kinds of Tax	Amount

Other than U. S. Government
Miscellaneous occupational taxes	$63
State taxes	26

SUB-TOTAL	$89

U. S. Government
F.I.C.A taxes	$2,009
Federal unemployment	24

SUB-TOTAL	2,033

TOTAL	$2,122

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Donations - Account 426.1
(In Thousands)
Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying the expenses by its purpose. The aggregate number and amount of all items of less that $3,000 may be shown in lieu of details.
Name of Recipient	Purpose of Donation	Amount

Highwoods Properties	Sponsorship of Plaza Lighting	$105
KMBC Channel 9	Sponsorship of Plaza Lighting	20
Other invoices (10) and payroll	Community support	98

TOTAL		$223

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED
For the Year Ended December 31, 2004
Other Deductions - Account 426.5
(In Thousands)
Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.
Description	Name of Payee	Amount

Miscellaneous community activities and dues	Various	$34

TOTAL		$34

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

   For the Year Ended December 31, 2004

Schedule XVIII – Notes to Statement of Income

Instructions:

The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Schedule XIV — Notes to Financial Statements starting on page 18.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

Organizational Chart December 31, 2004

Great Plains Energy Services Incorporated*

President and Chief Executive Officer – Michael J. Chesser

Executive Vice President – Corporate and Shared Services and Corporate Secretary – Jeanie S. Latz (a)

Senior Vice President – Finance, Chief Financial Officer and Treasurer – Andrea F. Bielsker (a)

General Counsel – William G. Riggins

Vice President – Public Affairs – Brenda Nolte (a)

Controller – Lori A. Wright

Assistant Treasurer – Michael W. Cline

Assistant Secretary – Mark G. English

* GPES is a statutory closed corporation without a board of directors.

(a) Resigned in 2005.

38

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

For the Year Ended December 31, 2004

Methods of Allocation

Construction Work in Progress and Other Balance Sheet Expenditures-All costs incurred by GPES for the benefit of client companies and charged to a construction, undistributed stores expense or clearing account, must be billed to the client company. These costs are billed to the client companies based on the project ID. For example, a charge to a construction work in progress account with a project belonging to the Power Division will be billed to the KCP&L Power Division.

Revenues and Expenses-Revenues and expenses are classified into the following four basic groups for allocation purposes--divisional overheads, Service Company support, direct billings, and indirect billings.

1.    Divisional Overheads-These are the miscellaneous costs incurred to provide the infrastructure support to various departments within GPES. These costs include occupancy costs such as building lease costs and general departmental costs such as office supplies used to support GPES. These charges are allocated over the current period direct labor charges of the services provided. For example, the overhead costs of the accounting division are allocated over the direct labor that is charged by accounting personnel to service company support, direct billings and indirect billings.

2.    Service Company Support-These are costs incurred by GPES to support its own operations. For example, payroll service for GPES personnel are allocated over the current period direct labor charges for direct billings. Service Company support costs benefit GPES whereas divisional overheads support one specific division within GPES.

3.    Direct Billings-These are costs incurred by GPES to provide specific services to a specific client company and include the divisional overheads and Service Company support allocated from above. These costs are billed to the client company based on the owner of the project charged.

4.    Indirect Billings-These are cost incurred by GPES to provide specific services such as payroll where multiple client companies benefit. These costs will be billed to client companies based on predefined allocation factors. For example, the cost to provide payroll services to a client will be billed based on headcount. The indirect factors are listed below.

Indirect Billing Factors:

Head Count Ratio

A ratio where the numerator is the headcount of a client and the denominator is the headcount of all clients. These ratios are revised quarterly, based on figures as of March 31, June 30, September 30 and December 31.

Purchase Order Ratio

A ratio where the numerator is the number of purchase order lines (of selected PO types) created for the client and the denominator is the total combined number of purchase order lines created for all clients. These ratios are developed monthly, using the current month data.

Invoice Ratio

A ratio where the numerator is the number of voucher lines (of selected types of vouchers) entered for the client and the denominator is the total combined number of voucher lines entered for all clients. These ratios are developed monthly, using the current month data.

Square Footage Ratio

A ratio where the numerator is the actual square footage of a client and the denominator is the total square footage of the shared facility. The ratio is revised as necessary.

PC Ratio

A ratio where the numerator is the number of personal computers assigned to a client and the denominator is the total number of personal computers assigned to all clients. These ratios are revised quarterly, based on figures as of March 31, June 30, September 30 and December 31.

Total Billing Ratio

A ratio where the numerator is the actual expense charged to a client by the Service Company and the denominator is the total actual expenses charged to all clients by the Service Company. This ratio is revised monthly based upon prior month data.

Capitalization Ratio

A ratio where the numerator is the total capitalization (total common stockholder’s equity, preferred stock, and long-term debt) of the Service Company or client, and the denominator is the total combined capitalization (total common stockholder’s equity, preferred stock, and long-term debt) of the Service Company and clients. This ratio is revised quarterly based upon figures as of March 31, June 30, September 30 and December 31.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

Annual Statement of Compensation for Use of Capital Billed

Not Applicable. Great Plains Energy Services does not bill associate client companies for compensation of equity capital.

ANNUAL REPORT OF GREAT PLAINS ENERGY SERVICES INCORPORATED

Signature Clause

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Great Plains Energy Services Incorporated
(Name of Reporting Company)

Lori. A. Wright, Controller

(Printed Name and Title of Signing Officer)

By: /s/ Lori. A. Wright

Date: April 26, 2005